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                                                                  Exhibit (a)(8)

Contact:                                           [SPECTRA-PHYSICS LETTERHEAD]
Patrick L. Edsell
Spectra-Physics, Inc.
Phone:  650-961-2550
www.spectra-physics.com

                                                           FOR IMMEDIATE RELEASE


                    SPECIAL COMMITTEE OF SPECTRA-PHYSICS BOARD
              TO REVIEW THERMO ELECTRON'S UNSOLICITED TENDER OFFER;
                  ADVISES STOCKHOLDERS TO TAKE NO PRESENT ACTION


MOUNTAIN VIEW, Calif. -- November 16, 2001 -- Spectra-Physics, Inc. (NASDAQ:
SPLI) announced today, in response to Thermo Electron Corporation's (NYSE: TMO) unsolicited tender offer for all of the outstanding shares of Spectra-Physics' common stock that Thermo Electron Corporation and its subsidiaries do not currently own for $17.50 per share in cash, that a special committee of Spectra-Physics' board of directors will examine and consider the offer. On or before November 30, 2001, the special committee of Spectra-Physics' board of directors will advise stockholders of whether it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer. At such time, the special committee of the board of directors will include the reasons for its position taken with respect to the tender offer or its inability to take a position. In the meantime, Spectra-Physics urges all its stockholders to defer making any determination with respect to the Thermo Electron offer until the special committee of Spectra-Physics' board of directors has made its recommendation.

    Spectra-Physics, Inc. designs, develops, manufactures, and distributes semiconductor-based lasers and laser optics for a variety of end markets, including passive and active components for the telecommunications industry. Spectra-Physics is also a leader in developing laser products for a variety of other commercial markets, including computer and microelectronics manufacturing, industrial manufacturing, medical, image recording, and research and development. The company's manufacturing operations are based in Mountain View and Oroville, California; Tucson, Arizona; and Stahnsdorf, Germany. International operations consist of subsidiaries located in Japan and Germany, and approximately 30 distributors worldwide. Spectra-Physics' website is located at www.spectra-physics.com.

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